Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD COMPLETES CREDIT FACILITY AGREEMENT FOR UP TO $70 MILLION WITH SPROTT RESOURCE LENDING PARTNERSHIP

TORONTO, ONTARIO—(Marketwire — June 14, 2012) - Lake Shore Gold Corp.  (TSX:LSG) (NYSE MKT:LSG) (“Lake Shore Gold” or the “Company”) today announced the signing of a definitive agreement (the “Agreement”) with Sprott Resource Lending Partnership (“Sprott”) for a credit facility (the “Facility”) totaling up to $70 million. The Facility involves two components, a $35 million gold-linked note (the “Gold Note”) maturing on May 31, 2015 and a standby line of credit (the “Standby Line”) for an additional $35 million. The Standby Line will be available to the Company as of November 1, 2012 and will mature on January 1, 2015.  Funding is subject to certain closing conditions, including consents from the Ministry of Northern Development and Mines and various third parties to the security on the mining properties and to approvals from the TSX and NYSE MKT.

Tony Makuch, President and CEO of Lake Shore Gold, commented: ““The $35 million of cash available from the Gold Note and $35 million of additional liquidity through the Standby Line will provide important balance sheet strength for Lake Shore Gold. With this Facility, as well as our $50 million of cash and gold bullion inventory and plans to reduce 2012 capital expenditures by $15 to $20 million, announced yesterday, we are now well positioned to finance our business as we progress towards strong production growth and positive free cash flow from Timmins West Mine in 2013. We very much appreciate Sprott’s support for our company, and its hard work and commitment in completing the due diligence period and documentation required to close the transaction.”

The terms of the Gold Note and Standby Line are largely the same as outlined in a press release issued by the Company on April 11, 2012, with the exception that 13 million common share purchase warrants to be issued to Sprott under the initial terms of the Agreement have been replaced by the issuance of five million commons shares of the Company. The term of the Gold Note is 36 months, and the Company will repay the loan by making 29 cash payments of principal plus interest beginning in month eight, subject to an adjustment depending on the difference of the gold price in each period and a linked gold price of US$1,610 per ounce in the Gold Note.   The cost of capital for the Gold Note is approximately 13%, with this cost increasing or decreasing depending upon whether the gold price rises or declines, respectively, from the linked gold price, but is no less than 5%.

About Lake Shore Gold

Lake Shore Gold is a gold mining company that is in production and pursuing rapid growth through the successful exploration, development and operation of three wholly owned, multi-million ounce gold complexes in the Timmins Gold Camp. The Company is in commercial production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill. The Company continues to have an active drilling program aimed at supporting current operations and evaluating high-priority exploration targets around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company’s expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” or “forward-looking information” within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as “forward-looking statements.” The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company’s most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:
Lake Shore Gold Corp.

Tony Makuch

President & CEO

(416) 703-6298

Email: info@lsgold.com

Mark Utting

Vice-President, Investor Relations

(416) 703-6298

Email: info@lsgold.com

Website: www.lsgold.com